Filed by Sabine Production Partners, LP
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Sabine Royalty Trust
Commission File Number: 333-127203
[The following is today being placed on the home page of the website of Sabine Production Partners, LP (www.sabinepartners.com).]
On January 4, 2006, Sabine Production Partners, LP (“we” or the “Partnership”) filed with the Securities and Exchange Commission (the “SEC”) a copy of our press release of the same date announcing the mailing of the Original Prospectus/Proxy Statement to unit holders of Sabine Royalty Trust (referred to as “SRT”) as of December 12, 2005, the record date selected by us for the purpose of the solicitation described in the Original Prospectus/Proxy Statement.
On January 6, 2006, the Trustee for SRT declared a monthly cash distribution of $0.41419 per unit, payable on January 31, 2006, to SRT unit holders of record on January 17, 2006. That monthly distribution is substantially higher than the $0.27072 per unit average monthly distribution for the first three quarters of 2005 and the $0.31501 per unit average monthly distribution for the first two months of the fourth quarter of 2005. Additionally, the Trustee had declared in December 2005 a monthly cash distribution of $0.36531 per unit, payable on December 29, 2005, to SRT unit holders of record on December 15, 2005.
On January 17, 2006, we filed with the SEC a copy of our press release of the same date announcing the mailing to each unit holder of SRT as of December 12, 2005, of a letter reiterating our intention to continue to make monthly distributions of cash following consummation of the transaction described in the Original Prospectus/Proxy Statement, our strategy to increase cash distributions per common unit by increasing our proved reserves, production, cash flow and earnings, and our intention to make a special cash distribution equal to $0.50 per common unit following consummation of the transaction. In that letter, we also explained that our methodology regarding incentive distributions to our General Partner, as set forth in the Original Prospectus/Proxy Statement, was based on the historical rate of SRT’s distributions to its unit holders, but that SRT distributions relating to operations in late 2005 exceeded historical levels due to an increase in energy prices, and as a consequence, if that trend were to continue, our General Partner would receive incentive distributions unrelated to its execution of our business strategy. For that reason, we announced in that letter our intention to reexamine monthly distribution levels as we obtained votes for calling a meeting.
On January 31, 2006, we filed with the SEC a copy of our press release of the same date announcing our decision to suspend indefinitely our solicitation of proxies under the Original Prospectus/Proxy Statement primarily due to current geopolitical tensions that are contributing to extraordinarily high and volatile energy prices, which make it inopportune to continue with the call of a meeting of SRT unit holders. We also announced that we believe the suspension will afford us an opportunity to reflect on comments and input received from SRT unit holders during the solicitation process; that we have not withdrawn or abandoned the registration statement of which the Original Prospectus/Proxy Statement is a part but intend to further evaluate market conditions and the optimum investment structure of our current proposal; that no recommencement of the solicitation will occur without a public announcement by us and the making of appropriate filings with the SEC; and that until such an announcement and filings are made, we will not attempt to call a meeting of SRT unit holders using any proxies submitted prior to the recommencement of the solicitation.
On February 1, 2006, Janet Courchesne, age 46, was elected to replace James E. Farrell to serve as Vice President, Chief Financial Officer, and Treasurer of our Managing Member. Mrs. Courchesne received a degree in finance from Florida State University and is a licensed Certified Public Accountant in Texas. She has served since 2000 as Vice President of Haddock Enterprises, LLC. Mrs. Courchesne will continue in her current employment with Haddock Enterprises, LLC.